

December 20, 2024

**Via Federal Express**

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC  20549-0001

*Re:*        ***Form 1 Amendment***

Dear  Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc.  (collectively, the "Exchanges").

For Exhibit C, the Exchanges are each filing an amendment to reflect that Benjamin Lawson (VP, Chief Information Security Officer) and Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients) were appointed as Officers to several affiliated entities.

For Exhibit J, the Exchanges are each filing an amendment to reflect that Benjamin Lawson (VP, Chief Information Security Officer) and Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients) were appointed as Officers.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the Exhibits C and J of each Exchange currently on file with the Commission.  Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

*Laura Dickman*

Laura Dickman
Vice President, Associate General Counsel
312-786-7572
Signature executed at 2:00pm on 12/20/24


Enclosures

| Form 1<br>Page 1<br>Execution Page | **U.S. SECURITIES AND EXCHANGE COMMISSION**<br>**WASHINGTON, D.C. 20549**<br><br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION**<br>**FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE**<br>**OR EXEMPTION FROM REGISTRATION PURSUANT TO**<br>**SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY)<br><br>**12/20/24** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

1.  State the name of the applicant:  Cboe BZX Exchange, Inc.

2.  Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60607

    24003555

3.  Provide the applicant's mailing address (if different):

4.  Provide the business telephone and facsimile number:
    (312) 786-5600
    (Telephone)                          (Facsimile)

5.  Provide the name, title and telephone number of a contact employee:
    Laura Dickman          VP, Associate General Counsel     Cboe BZX Exchange, Inc.     (312) 786-7572
    (Name)                          (Title)                          (Telephone Number)

6.  Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60607

7.  Provide the date that applicant's fiscal year ends:  December 31

8.  Indicate legal status of the applicant:  __X__ Corporation  _____ Sole Partnership  _____ Partnership
    _____ Limited Liability Company  _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**7EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date:  _____12/20/24_____ _____ _____          Cboe BZX Exchange, Inc._____
          (MM/DD/YY)                                                        (Name of Applicant)

By: _*Laura Dickman*__ [signature executed at 2:00pm on 12/20/24]      Laura Dickman, VP, Associate General Counsel
    (Signature)                                                        (Printed Name and Title)
Subscribed and sworn before me this __see header__ day of _see header__, __see header___ by ____see header____
                                                              (Month)          (Year)          (Notary Public)
My Commission expires ____see header_____ County of __see header_____ State of see header_____

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

## <u>EXHIBIT C – AMENDMENT AS OF DECEMBER 20, 2024</u>

*Summary of changes made to Exhibit C:*

- Benjamin Lawson (VP, Chief Information Security Officer) was appointed as an Officer to Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Futures Exchange, LLC  and Cboe SEF, LLC
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients) was appointed as an Officer to Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc. and Cboe Futures Exchange, LLC.

## Exhibit J

**Exhibit Request:**

**A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

**Response:**

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange.  These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

| Officers | | | | |
|---|---|---|---|---|
| Name: | | Title: | Commencement of Term Date: | |
| Alexandra Albright | | Senior Vice President, Chief Compliance Officer | 03/01/24 | |
| Andrew Bevers | | VP, Head of Derivatives Account Coverage | 03/01/24 | |
| Kristin Boyd | | SVP, Global Head of Derivative Sales and Distribution | 03/01/24 | |
| Carmen (Lita) Brannan | | VP, Government Relations | 03/01/24 | |
| Kevin Carrai | | SVP, Global Head of Market Data and Access Services) | 03/01/24 | |

| | | | | |
|---|---|---|---|---|
| Brittany Carter | VP, Corporate Strategy | 03/01/24 | | |
| Cole Chmielewski | Vice President, Operations | 03/01/24 | | |
| Bo Chung | Senior Vice President, Global Head of Sales & Index Licensing | 03/01/24 | | |
| William Ciabattoni | VP, Product Management | 03/01/24 | | |
| Catherine Clay | EVP, Global Head of Derivatives | 03/01/24 | | |
| Gary Compton | Vice President, Communications | 03/01/24 | | |
| Jeff Connell | Senior Vice President, Deputy Chief Regulatory Officer | 03/01/24 | | |
| Laura Dickman | Vice President, Associate General Counsel | 03/01/24 | | |
| James Enstrom | Senior Vice President, Chief Audit Officer | 03/01/24 | | |
| Angelo Evangelou | SVP, Public Policy | 03/01/24 | | |
| Stacie Fleming | SVP, Communications | 03/01/24 | | |
| Stephanie Foley | EVP, Chief Human Resources Officer | 03/01/24 | | |
| Jennifer Fuentes | VP, Compliance – North American Securities | 03/01/24 | | |
| Todd Furney | Senior Vice President, Chief Risk Officer | 03/01/24 | | |
| Jennifer Golding | Vice President, Associate General Counsel, Chief Litigation Officer | 03/01/24 | | |
| Jill Griebenow | EVP, CFO, Treasurer | 03/01/24 | | |
| Casie Harris | Vice President, Controller | 8/13/24 | | |

| | | | | |
|---|---|---|---|---|
| John Hiatt | Vice President, Cboe Labs | 03/01/24 | | |
| Rob Hocking | Senior Vice President, Head of Product Innovation | 03/01/24 | | |
| Gregory Hoogasian | Executive Vice President, Chief Regulatory Officer | 03/01/24 | | |
| Dave Howson | President | 03/01/24 | | |
| Adam Inzirillo | EVP, Global Head of DnA | 03/01/24 | | |
| Matt Iwamaye | VP, Associate General Counsel, Equities | 03/01/24 | | |
| Chris Isaacson | Executive Vice President, COO | 03/01/24 | | |
| Steven Jorgensen | Vice President, Head of Derivatives Sales – European & Middle East Clients | 12/17/24 | | |
| Jennifer Lamie | Vice President, Chief Regulatory Advisor | 03/01/24 | | |
| Stephanie Lara | SVP, Deputy Chief Regulatory Officer | 03/01/24 | | |
| Benjamin Lawson | Vice President, Chief Information Security Officer | 12/17/24 | | |
| Tim Lipscomb | SVP, Chief Technology Officer | 03/01/24 | | |
| Marc Magrini | Vice President, Administration | 03/01/24 | | |
| Scott Manziano | VP, Sales Operations | 03/01/24 | | |
| Robert Marrocco | VP, Global Head of ETP Listings | 03/01/24 | | |
| Sarah McDowell | VP, Chief Enforcement Counsel | 03/01/24 | | |
| Kathleen Mikulak | VP, Regulation | 03/01/24 | | |

| | | | | |
|---|---|---|---|---|
| Emily Mitchell | Senior Vice President, Tax | 03/01/24 | | |
| Anthony Montesano | Vice President, Market Structure | 03/01/24 | | |
| Kyle Murray | VP and Associate General Counsel | 03/01/24 | | |
| Jordan Newmark | VP, Associate General Counsel | 03/01/24 | | |
| Dennis O'Callahan | VP, Cboe Labs | 03/01/24 | | |
| Dan Overmyer | Vice President, Options Regulation | 03/01/24 | | |
| Hemang Patel | VP, Project Management | 03/01/24 | | |
| Arthur Reinstein | Senior Vice President and Deputy General Counsel | 03/01/24 | | |
| Stephanie Renner | SVP, Finance | 03/01/24 | | |
| John Sexton | Executive Vice President, General Counsel & Corporate Secretary | 03/01/24 | | |
| Steven Sinclair | Vice President, Software Engineering | 03/01/24 | | |
| Eileen Smith | Senior Vice President, Data and Analytics | 03/01/24 | | |
| Nicholas Still | VP, Data Protection Officer | 03/01/24 | | |
| Oliver Sung | VP, Interim Head of North American Equities | 03/01/24 | | |
| Alexandra Szakats | Vice President, Cboe Options Institute | 7/17/24 | | |
| Natan Tiefenbrun | Senior Vice President, President North American and European Equities | 7/17/24 | | |
| Frederic Tomczyk | CEO | 03/01/24 | | |

| Hatice Unal | SVP, Infrastructure | 03/01/24 | |
|---|---|---|---|
| Joacim Wiklander | President & CEO of Cboe Canada | Head of Global Listings | 7/17/24 | |
| Allen Wilkinson | SVP, Chief Accounting Officer | 03/01/24 | |
| Clinton Wolf | VP, Operations | 03/01/24 | |
| Omarr Woodhouse | VP, Operations Support Center | 03/01/24 | |
| Troy Yeazel | Senior Vice President, Global Operations | 03/01/24 | |
| **Former Officers** | | | |
| Name: | Title: | Appointment Date: | Termination/ Change Position Date: |
| Arianne Adams | Senior Vice President, Head of Options and Global Client Services | 01/07/19 | 10/31/23 |
| John Deters | Executive Vice President, Chief Strategy Officer | 02/28/17 | 11/07/23 |
| Andrew Lowenthal | SVP, International Expansion and Business Development | 02/28/17 | 12/31/23 |
| Gina DeRaimo | Vice President, Derivatives Institute | 01/07/20 | 05/04/24 |
| Umesh Yerram | VP, Chief Information Security Officer | 02/02/21 | 06/27/24 |
| Vaishali Javeri | Senior Vice President, Chief Legal Officer, North American Securities | 12/19/22 | 8/23/24 |

2.      Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange.  Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal.  The current directors of the Exchange are the persons listed below:

| Directors | | | | | | |
|---|---|---|---|---|---|---|
| Name | | Classification(s) | | Last Appointment Date: | | Termination Date: |
| Bruce Andrews | | Director | | 08/13/24 | | |
| Gilbert Bassett | | Director | | 08/13/24 | | |
| Dave Howson | | Director | | 08/13/24 | | |
| Kevin Murphy | | Director | | 08/13/24 | | |
| Anada Radhakrishnan | | Director | | 08/13/24 | | |
| Miguel Rivera | | Director | | 08/13/24 | | |
| David Roscoe | | Director | | 08/13/24 | | |
| Hillary Sale | | Director | | 08/13/24 | | |
| Scott Wagner | | Director | | 08/13/24 | | |

3.      Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- David Howson (Chairman)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe